Exhibit 18
February 24, 2010
Insight Enterprises, Inc.
Tempe, Arizona
Ladies and Gentlemen:
We have audited the consolidated balance sheets of Insight Enterprises, Inc. and subsidiaries (the Company) as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2009, and have reported thereon under date of February 24, 2010. The aforementioned consolidated financial statements and our audit report thereon are included in the Company’s annual report on Form 10-K for the year ended December 31, 2009. As stated in note 1 to the financial statements, the Company changed its method of accounting for book overdrafts from financing activities to operating activities in the consolidated statement of cash flows and states that the newly adopted accounting policy is preferable in the circumstances because the Company’s book overdrafts, which are not directly linked to a credit facility or other bank overdraft arrangement, do not result in an actual bank financing, but rather constitute normal unpaid trade payables at the end of a reporting period. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.
With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company’s compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.
Based on our review and discussion, with reliance on management’s business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company’s circumstances.
Very truly yours,
/s/ KPMG LLP
Phoenix, Arizona